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Exhibit

Exhibit Description

99.1 Announcement on 2024/04/24: Announcement of board meeting approved the consolidated financial statements for the first quarter of 2024

99.2 Announcement on 2024/04/24: The board meeting approved capital budget execution

99.3 Announcement on 2024/04/24: The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

99.4 Announcement on 2024/04/24: UMC announced its operating results for the first quarter of 2024

Exhibit 99.1

Announcement of board meeting approved the consolidated financial statements for the first quarter of 2024

1. Date of submission to the board of directors or approval by the board of directors: 2024/04/24

2. Date of approval by the audit committee: 2024/04/24

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2024/01/01~2024/03/31

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 54,632,099

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 16,899,430

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 11,664,501

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 12,720,884

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 10,429,595

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 10,456,142

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 0.84

11. Total assets end of the period (thousand NTD): 567,072,586

12. Total liabilities end of the period (thousand NTD): 188,844,536

13. Equity attributable to owners of parent end of the period (thousand NTD): 377,912,126

14. Any other matters that need to be specified: NA

Exhibit 99.2

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2024/04/24

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NT$ 3,715 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.3

The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

1. Date of the board of directors’ resolution: 2024/04/24

2. Reason for capital reduction: The Restricted shares to employees will be returned to the Company and cancelled due to non-fulfillment of the vesting conditions.

3. Amount of capital reduction: NT$4,450,680

4. Cancelled shares: 445,068 shares

5. Capital reduction percentage: 0.0036%

6. Share capital after capital reduction: NT$125,285,889,070

7. Scheduled date of the shareholders’ meeting: N/A

8. Estimated no. of listed common shares after issuance of new shares upon capital reduction: N/A

9. Estimated ratio of listed common shares after issuance of new shares upon capital reduction to outstanding common shares: N/A

10. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of listed common shares upon capital reduction does not reach 60 million and the percentage does not reach 25%: N/A

11. The record date for capital reduction: 2024/04/24

12. Any other matters that need to be specified: None

Exhibit 99.4

UMC announced its operating results for the first quarter of 2024

1. Date of occurrence of the event: 2024/04/24

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports First Quarter 2024 Results

1Q24 results in line with guidance with wafer shipments up 4.5% QoQ

First Quarter 2024 Overview:

‧Revenue: NT$54.63 billion (US$1.71 billion)

‧Gross margin: 30.9%; Operating margin: 21.4%

‧Revenue from 22/28nm: 33%

‧Capacity utilization rate: 65%

‧Net income attributable to shareholders of the parent: NT$10.46 billion (US$327 million)

‧Earnings per share: NT$0.84; earnings per ADS: US$0.131

Taipei, Taiwan, ROC – April 24, 2024 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the first quarter of 2024.

First quarter consolidated revenue was NT$54.63 billion, declining 0.6% QoQ from NT$54.96 billion in 4Q23. Compared to a year ago, 1Q24 revenue increased 0.8% YoY from NT$54.21 billion in 1Q23. Consolidated gross margin for 1Q24 was 30.9%. Net income attributable to the shareholders of the parent was NT$10.46 billion, with earnings per ordinary share of NT$0.84.

Jason Wang, co-president of UMC, said, “In the first quarter, our wafer shipments increased 4.5% QoQ as we saw a pick up in the computer segment. Despite a slight drop in utilization rate to 65%, we were able to maintain relatively healthy margins due to continuous cost control and operational efficiency efforts. Contribution from our specialty business increased to 57% of total revenue, driven by demand for power management ICs, RFSOI chips, and silicon interposers for AI servers. During the quarter, our teams continued to make good progress on key pipeline projects, both customized solutions for customers as well as new technology platforms to serve high-growth segments within the 5G, AIoT, and automotive markets. This includes embedded high voltage, embedded non-volatile memory, RFSOI, and 3D IC solutions. In line with our policy to provide stable and predictable dividends to our shareholders, UMC’s Board of Directors recently approved shareholder cash distribution of approximately NT$3.00 per share, which will be a higher payout ratio than the previous year’s. This is subject to approval by shareholders at the Annual General Meeting in May.”

Co-president Wang commented, “Looking ahead to the second quarter, we expect to see an increase in wafer shipments as the inventory situation in the computing, consumer, and communication segments improves to a healthier level. As for the automotive and industrial segments, demand remains muted as the pace of inventory digestion has been slower than anticipated. While we still expect some lingering impact from macro uncertainties and cost headwinds in the near term, we will continue to invest in technology, capacity, and people to ensure UMC is ready to capture the next phase of growth driven by 5G and AI innovations.”

Co-president Wang added, “UMC is proud to be the only semiconductor company globally to receive double “A” rating in CDP’s 2023 Climate Change and Water Security assessment, the foremost standard amongst investors and other stakeholders for measuring transparency and action on environmental issues, for two consecutive years. This is an incredible achievement and I commend all our teams for their commitment to minimizing the environment impact of our business and helping UMC become the sustainability leader in our industry.”

Second Quarter 2024 Outlook & Guidance

‧Wafer Shipments: Will increase by low single digit %

‧ASP in USD: Will remain firm

‧Gross Profit Margin: Will be approximately 30%

‧Capacity Utilization: mid-60% range

‧2024 CAPEX: US$3.3 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): N/A